EXHIBIT 12.2

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

Three Months Ended September 30,		Nine Months Ended September 30,
2006	2005	2006	2005
1.6	5.0	1.7	3.1

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$27,949	$194,367	$86,948	$258,950
Interest expense (including amortization of debt discount and issuing costs)	23,480	39,554	69,155	95,063
Distributions from equity investee	702	755	3,577	2,436
Interest component of rental expense	236	319	624	844
Total	$52,367	$234,995	$160,304	$357,293

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$23,480	$39,554	$69,155	$95,063
Capitalized interest	3,161	1,762	9,233	5,174
Interest component of rental expense	236	319	624	844
Total	$26,877	$41,635	$79,012	$101,081

PREFERRED STOCK DIVIDEND REQUIREMENTS	$5,275	$5,275	$15,825	$15,825

TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	$32,152	$46,910	$94,837	$116,906

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.6	5.0	1.7	3.1